                 SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549
                         __________________

                            SCHEDULE 13D
                           (Rule 13d-101)

              Under the Securities Exchange Act of 1934
                         (Amendment No. __)*

                        Metaldyne Corporation
                          (Name of Issuer)

               Common Stock, par value $1.00 per share
                   (Title of class of securities)

                              574670105
                           (CUSIP number)

                     Bank of America Corporation
                  Bank of America Corporate Center
                       100 North Tryon Street
                         Charlotte, NC 28255
                    Attention: Charles F. Bowman
                           (704) 387-1297

            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           August 31, 2006
       (Date of Event Which Requires Filing of this Statement)

     If the  filing  person  has  previously  filed  a  statement  on
Schedule 13G to report the  acquisition  which is the subject of this
Schedule   13D,   and  is  filing   this   schedule   because  ofss.ss.
240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box.
[   ]

     Note:  Schedules  filed in paper format  shall  include a signed original and five copies of the  schedule,  including  all  exhibits.
Seess.240.13d-7 for other parties to whom copies are to be sent.
                     ___________________________

     *The  remainder  of this  cover  page  shall be filled out for a reporting  person's  initial  filing on this form with respect to the
subject class of   securities,   and  for  any  subsequent  amendment
containing  information which would alter  disclosures  provided in a prior cover page.

     The  information  required on the  remainder  of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section
18 of the Securities  Exchange  Act  of  1934  ("Act")  or  otherwise subject  to the  liabilities  of that  section  of the Act but  shall be subject to  all  other  provisions  of the Act  (however,  see the
Notes).

-----------------                          --------------
CUSIP         No            13D            Page 7 of 12
574670105                                      Pages
-----------------                          --------------

----------------
   CUSIP NO.                 13D
   574670105
----------------

----------------------------------------------------------
---------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSONS
       (ENTITIES ONLY):

       Bank of America Corporation
       56-0906609

---------------------------------------------------------
---------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [   ]
                                           (b) [X]
---------------------------------------------------------
---------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------
---------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
---------------------------------------------------------
---------------------------------------------------------
                                                 887,574
               5  SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

---------------------------------------------------------
---------------------------------------------------------

               6  SHARED VOTING POWER
---------------------------------------------------------
---------------------------------------------------------

               7  SOLE DISPOSITIVE               887,574
               POWER
---------------------------------------------------------
---------------------------------------------------------
               8  SHARED DISPOSITIVE
               POWER
---------------------------------------------------------
---------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                                 887,574
---------------------------------------------------------
---------------------------------------------------------
  10   CHECK  IF  THE   AGGREGATE   AMOUNT  IN  ROW  (9)
       EXCLUDES CERTAIN SHARES*

                                                    [  ]
---------------------------------------------------------
---------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                    2.1%
---------------------------------------------------------
---------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                                                      HC
---------------------------------------------------------

----------------
   CUSIP NO.                 13D
   574670105
----------------

----------------------------------------------------------
---------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSONS
       (ENTITIES ONLY):

       NB Holdings Corporation
       56-1857749

---------------------------------------------------------
---------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [    ]
                                           (b) [X ]
---------------------------------------------------------
---------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------
---------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
---------------------------------------------------------
---------------------------------------------------------
                                                 118,313
               5  SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

---------------------------------------------------------
---------------------------------------------------------

               6  SHARED VOTING POWER
---------------------------------------------------------
---------------------------------------------------------

               7  SOLE DISPOSITIVE               118,313
               POWER
---------------------------------------------------------
---------------------------------------------------------
               8  SHARED DISPOSITIVE
               POWER
---------------------------------------------------------
---------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                                 118,313
---------------------------------------------------------
---------------------------------------------------------
  10   CHECK  IF  THE   AGGREGATE   AMOUNT  IN  ROW  (9)
       EXCLUDES CERTAIN SHARES*

                                                    [  ]
---------------------------------------------------------
---------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                    0.3%
---------------------------------------------------------
---------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                                                      HC
---------------------------------------------------------

----------------
   CUSIP NO.                 13D
   574670105
----------------

----------------------------------------------------------
---------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSONS
       (ENTITIES ONLY):

       Bank of America Capital Advisors LLC
       36-3009841

---------------------------------------------------------
---------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [   ]
                                           (b) [X]
---------------------------------------------------------
---------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------
---------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
---------------------------------------------------------
---------------------------------------------------------
                                                 118,313
               5  SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

---------------------------------------------------------
---------------------------------------------------------

               6  SHARED VOTING POWER
---------------------------------------------------------
---------------------------------------------------------

               7  SOLE DISPOSITIVE               118,313
               POWER
---------------------------------------------------------
---------------------------------------------------------
               8  SHARED DISPOSITIVE
               POWER
---------------------------------------------------------
---------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                                 118,313
---------------------------------------------------------
---------------------------------------------------------
  10   CHECK  IF  THE   AGGREGATE   AMOUNT  IN  ROW  (9)
       EXCLUDES CERTAIN SHARES*

                                                    [  ]
---------------------------------------------------------
---------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                    0.3%
---------------------------------------------------------
---------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                                                      IA
---------------------------------------------------------

----------------
   CUSIP NO.                 13D
   574670105
----------------

----------------------------------------------------------
---------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSONS
       (ENTITIES ONLY):

       Private Equity Portfolio Fund II, LLC
       04-3451340

---------------------------------------------------------
---------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [   ]
                                           (b) [X ]
---------------------------------------------------------
---------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------
---------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                Delaware
---------------------------------------------------------
---------------------------------------------------------
                                                 118,313
               5  SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

---------------------------------------------------------
---------------------------------------------------------

               6  SHARED VOTING POWER
---------------------------------------------------------
---------------------------------------------------------

               7  SOLE DISPOSITIVE               118,313
               POWER
---------------------------------------------------------
---------------------------------------------------------
               8  SHARED DISPOSITIVE
               POWER
---------------------------------------------------------
---------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                                 118,313
---------------------------------------------------------
---------------------------------------------------------
  10   CHECK  IF  THE   AGGREGATE   AMOUNT  IN  ROW  (9)
       EXCLUDES CERTAIN SHARES*

                                                    [  ]
---------------------------------------------------------
---------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                    0.3%
---------------------------------------------------------
---------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                                                      PN
---------------------------------------------------------

----------------
   CUSIP NO.                 13D
   574670105
----------------

----------------------------------------------------------
---------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSONS
       (ENTITIES ONLY):

       BancBoston Capital Inc.
       04-2511291

---------------------------------------------------------
---------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [   ]
                                           (b) [X]
---------------------------------------------------------
---------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------
---------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                           Massachusetts
---------------------------------------------------------
---------------------------------------------------------
                                                 769,231
               5  SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

---------------------------------------------------------
---------------------------------------------------------

               6  SHARED VOTING POWER
---------------------------------------------------------
---------------------------------------------------------

               7  SOLE DISPOSITIVE               769,231
               POWER
---------------------------------------------------------
---------------------------------------------------------
               8  SHARED DISPOSITIVE
               POWER
---------------------------------------------------------
---------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                                 769,231
---------------------------------------------------------
---------------------------------------------------------
  10   CHECK  IF  THE   AGGREGATE   AMOUNT  IN  ROW  (9)
       EXCLUDES CERTAIN SHARES*

                                                    [  ]
---------------------------------------------------------
---------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                    1.8%
---------------------------------------------------------
---------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                                                      CO
---------------------------------------------------------

----------------
   CUSIP NO.                 13D
   574670105
----------------

----------------------------------------------------------
---------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSONS
       (ENTITIES ONLY):

       BancBoston Investments Inc.
       04-2784232

---------------------------------------------------------
---------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [   ]
                                           (b) [X]
---------------------------------------------------------
---------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------
---------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                           Massachusetts
---------------------------------------------------------
---------------------------------------------------------
                                                 769,231
               5  SOLE VOTING POWER
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

---------------------------------------------------------
---------------------------------------------------------

               6  SHARED VOTING POWER
---------------------------------------------------------
---------------------------------------------------------

               7  SOLE DISPOSITIVE               769,231
               POWER
---------------------------------------------------------
---------------------------------------------------------
               8  SHARED DISPOSITIVE
               POWER
---------------------------------------------------------
---------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
                                                 769,231
---------------------------------------------------------
---------------------------------------------------------
  10   CHECK  IF  THE   AGGREGATE   AMOUNT  IN  ROW  (9)
       EXCLUDES CERTAIN SHARES*

                                                    [  ]
---------------------------------------------------------
---------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                    1.8%
---------------------------------------------------------
---------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                                                      CO
---------------------------------------------------------

                                22 -

Item 1.  Security and Issuer.

     The  class of  equity  securities  to which  this  statement  on
Schedule  13D (this  "Statement")  relates is the common  stock,  par
value   $1.00  per  share  (the   "Common   Stock"),   of   Metaldyne
Corporation,  a Delaware corporation  ("Metaldyne" or the "Company").
The  principal  executive  offices of Metaldyne  are located at 47659
Halyard Drive, Plymouth, Michigan 48170.

Item 2.  Identity and Background.

     (a) This  Statement  is  being  filed  jointly  by (i)  Bank  of
America  Corporation  ("BAC"),  a  Delaware   corporation,   (ii)  NB
Holdings Corporation ("NB Holdings"),  a Delaware corporation,  (iii)
BancBoston  Investments Inc.  ("BBI"),  a Massachusetts  corporation,
(iv) BancBoston  Capital Inc. ("BBC"),  a Massachusetts  corporation,
(v)  Private  Equity  Portfolio  Fund II, LLC  ("PEPII"),  a Delaware
limited liability company,  and (vi) Bank of America Capital Advisors
LLC ("BACA"),  a Delaware limited  liability  company  (collectively, the "Reporting Persons").

     A  list  of  the  executive   officers  and  directors  of  each
Reporting Person is attached as Annex A.

     (b) The  address  of  the  principal   business  office  of  the
Reporting  Persons  (with  the  exception  of BACA and  PEPII) is 100
North  Tryon  Street,  Floor 25,  Bank of America  Corporate  Center,
Charlotte,  NC 28255.  The address of the principal  business  office of BACA and  PEPII  is Bank of  America  Capital  Advisors  LLC,  100
Federal Street, Boston Massachusetts 02110.

     (c) BAC is a bank  holding  company  registered  under  the Bank
Holding  Company  Act of 1956,  as  amended,  and is  engaged  in the
general  banking  and  financial   services   business   through  its
subsidiaries.

     NB  Holdings,   a   wholly-owned   subsidiary   of  BAC,  is  an
intermediate holding company.

     BBI,  a  wholly-owned  subsidiary  of  BAC,  is an  intermediate holding company

     BBC, a wholly-owned  subsidiary of BBI, makes private equity and strategic investments.

     BACA, a wholly-owned  subsidiary of NB Holdings Corporation,  is an investment adviser for fund of funds investment products.

     PEPII is managed  and  controlled  by BACA and it makes  private equity investments.

     (d) Except  as set  forth  on Annex  II,  during  the last  five years,  none of the Reporting  Persons,  and to the knowledge of each
Reporting  Person,  none of the  executive  officers,  directors,  or managers,  as the case may be, of any such Reporting Person, has been convicted in a criminal  proceeding  (excluding traffic violations or similar misdemeanors).

     (e)  Except  as set  forth on Annex  II,  during  the last  five years,  none of the Reporting  Persons,  and to the knowledge of each
Reporting  Person,  none of the  executive  officers,  directors,  or managers,  as the case may be, of any such Reporting Person, has been a party to a civil  proceeding of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a  judgment,  decree or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal  or state  securities  laws or  finding  any  violation  with respect to such laws.

     To  the  knowledge  of  the  Reporting  Persons,   each  of  the
executive  officers and  directors  set forth on Annex A is a citizen of the United States.  PEPII has no executive  officers or directors;
its sole  manager,  as set forth on Annex A, is a  limited  liability company, organized in the State of Delaware.

     The   Reporting   Persons  have  entered  into  a  Joint  Filing
Agreement,  dated  as of  December  19,  2006,  a copy  of  which  is attached hereto as Exhibit D.

Item 3.  Source and Amount of Funds or Other Consideration.

     All shares of Common  Stock held by each  Reporting  Person were issued or retained in connection with a recapitalization  consummated
on  November  28,  2000  (the   "Recapitalization")   involving   the
acquisition of control of Metaldyne,  together with other  industrial companies,  by certain  entities  relating  to  Heartland  Industrial
Partners,  L.P.  ("Heartland").  BBC contributed  $13,000,004 in cash to acquire  769,231 shares of Common Stock of Metaldyne at a price of
$16.90  per  share.  PEPII  contributed   $1,999,996.70  in  cash  to
acquire  118,343  shares of Common  Stock of  Metaldyne at a price of
$16.90 per share.  The source of funds for the  acquisition of shares of Common Stock by BBC and PEPII was working capital.

Item 4.  Purpose of Transaction.

     In  connection  with the planned  acquisition  of  Metaldyne  by
Asahi  Tec  Corporation,   a  Japanese   corporation  ("Asahi  Tec"),
described  below,  each of BBC and PEPII and  certain  other  parties
(the "Other  Entities")  entered into stock  purchase  agreements  to reinvest  the  cash  proceeds  in  Asahi  Tec  equity  securities  as described  below.  The signing of the stock  purchase  agreements may be deemed to  constitute  BBC and PEPII and the Other  Entities  as a
"group"  within  the  meaning  of  Section  13(d)  of the  Securities
Exchange  Act of  1934,  as  amended,  and,  accordingly,  the  Other
Entities may either jointly or  individually  file their own Schedule
13D  separately  and apart from the Reporting  Persons.  Although not party to the stock  purchase  agreements,  BACA may be deemed to be a member of such  "group" by virtue of its being the  manager of PEPII,
NB Holdings by virtue of its being the parent of BACA,  BBI by virtue of its  being  the  parent  of BBC and BAC by virtue of its being the parent  of NB  Holdings  and BBI.  Neither  the  present  filing  nor anything  contained  herein shall be  construed as an admission  that
any   combination   of  the  Reporting   Persons  or  Other  Entities
constitutes a "group" for any purpose.

     (a) Agreement and Plan of Merger

     Metaldyne  had  previously  announced  that it  entered  into an
Agreement  and Plan of  Merger,  dated as of  August  31,  2006  (the
"Original Merger  Agreement") by and among Metaldyne,  Asahi Tec, and
Argon  Acquisition  Corp., a Delaware  corporation and a wholly owned subsidiary of Asahi Tec  ("Acquisition  Sub").  On November 27, 2006,
these  parties  entered  into an Amended and Restated  Agreement  and
Plan of Merger (the "Amended Merger  Agreement") which supersedes the
Original Merger Agreement.  Under the Amended Merger Agreement, it is
contemplated  that  Acquisition  Sub will merge into  Metaldyne  (the
"Merger"),  and that Metaldyne,  as the surviving  corporation of the
Merger,  will become a wholly owned  subsidiary of Asahi Tec and will cease to be a Reporting  Company  under the  Securities  and Exchange
Act of 1934.

     Under  the  terms  of  the  Amended  Merger  Agreement,  at  the effective  time of the  Merger,  each share of Common  Stock owned by those of the Company's common  stockholders  that are currently party
to  a  Metaldyne   shareholders  agreement  (the  "Principal  Company
Stockholders"),  including BBC and PEPII,  will be converted into the right to  receive  $1.5243  in cash (as  opposed  to  $2.1833 in cash under the Original Merger Agreement),  in each case without interest.
Each share of Common  Stock held by  persons  that are not  Principal
Company  Stockholders,  (the "3% Minority  Stockholders") (other than shares  owned by Asahi  Tec,  Acquisition  Sub,  Metaldyne  or any of
their respective  subsidiaries and shares ("Dissenting Shares") as to which Common  Stockholders have perfected and not withdrawn the right to appraisal under Section 262 of the General  Corporation Law of the
State of Delaware (the "DGCL")),  will be converted into the right to receive  $2.57 in cash,  without  interest.  Holders of these  shares will receive a higher price per share if the average  closing  common price of the  Asahi Tec  common  stock for a 30  trading  day  period prior to closing of the  Merger  (the  "Closing  Common  Price"),  is higher than $2.9693  (the  "Signing  Common  Price"),  as  determined under the Merger Agreement.  In addition,  in the event that any cash payment  will be due as a result of the  Merger on any stock  options of the  Company  outstanding  prior to the  Merger,  the  total  cash merger  consideration  for  Common  Stockholders,  including  BBC and
PEPII,  will  be  correspondingly   reduced.  The  Principal  Company
Stockholders  have  been  required  by Asahi  Tec,  and have  agreed, pursuant to a stock purchase agreement  described below in Item 4(b), as such  agreement was amended and restated on November 27, 2006 (the
"Amended  Stock  Purchase  Agreement"),   to  reinvest  their  Merger
proceeds  in common  stock of Asahi Tec in a  private  placement.  In
addition,   all  holders  of  the  Company's   preferred  stock  (the
"Preferred Stockholders"),  have been required by Asahi Tec, and have agreed,  to reinvest their Merger  proceeds in Asahi Tec  convertible preferred  stock  or  common  stock of Asahi  Tec to be  issued  in a private placement.

     The   Principal   Company   Stockholders   and   the   Preferred
Stockholders  have agreed to waive their  appraisal  rights under the
DGCL with  respect to the Merger.  The  obligation  of the parties to consummate the Merger and the related  transactions is subject to the satisfaction  of certain  conditions,  including:  obtaining  certain
consents  and  waivers  from  holders  of   Metaldyne's   11%  Senior
Subordinated  Notes  due  2012,  10%  Senior  Notes  due 2013 and 10%
Senior Subordinated Notes due 2014;  obtaining financing necessary to consummate  the  Merger  and  related  transactions;  closing  of the private  placements  of Asahi Tec equity  securities to the Principal
Company  Stockholders  and  Preferred   Stockholders  (in  each  case
without  the  amendment,  modification  or  waiver  in  any  material respect of any material term or condition thereof);  the absence of a material adverse effect on the Company;  and U.S., Japanese and other foreign regulatory  approval.  Following the Merger and under the new
organizational   structure,   Tim  Leuliette,   Metaldyne   chairman,
president  and CEO and  Shoichiro  Irimajiri,  chairman of Asahi Tec, will serve as  Co-Chairmen  of Asahi Tec.  Mr.  Leuliette is expected to be  appointed as a director of Asahi Tec,  subject to  shareholder approval.

     In connection  with the Merger,  a  shareholders'  agreement was entered  into as of August  31,  2006 by and  among  Asahi  Tec,  RHJ
International  S.A. ("RHJI") and the Principal  Company  Stockholders
with reference to Asahi-Tec  securities  setting forth certain rights and  obligations of the parties in respect of Asahi Tec following the
Merger.  Such  shareholders'  agreement has been amended and restated
as of November  27,  2006.  The amended  and  restated  shareholders'
agreement will become  effective upon  consummation of the Merger and the other transactions  described in the Amended Merger Agreement and in the Amended Stock Purchase Agreement.  Metaldyne has reported that
the  Merger  has  been   approved  by  the  boards  of  directors  of
Metaldyne,  Asahi Tec and  Acquisition  Sub. At Asahi Tec's  request, following  approval by Metaldyne's  board of directors,  the required majority of the Company's  stockholders delivered written consents to approve the Merger.  The Preferred  Stockholders  have also consented to the Merger in  connection  with their  agreement  to reinvest  the cash  received in the Merger in Asahi Tec  securities.  Asahi Tec has also solicited and obtained the approval of its  shareholders  to the transactions  contemplated by the private  placement  agreements with the  reinvesting  stockholders;  however,  this  approval,  which was obtained on November 16, 2006,  will expire after January 16, 2007 so that, if the Merger is not closed by that date,  Asahi Tec would need to call another  shareholders meeting following a new required notice period of between eight and ten weeks.  The Original Merger Agreement has been  modified to extend its scheduled  expiration  date to March
15,  2007.  There can be no assurance  that a new  approval  could be timely obtained or that the merger  conditions  would be satisfied at the relevant time.

     (b) Stock Purchase Agreement

     See section (a) of Item 6.

     (c) Asahi Tec Stockholders Agreement

     See section (b) of Item 6.

     (d) Metaldyne Shareholders Agreement

     See section (c) of Item 6.

     (d) Additional Information

     For  additional  information  with  respect  to  the  status  of discussions  related to the  noteholders'  consents  and  waivers and events  that  have  occurred  subsequent  to the  date of the  Merger
Agreement,  see  Metaldyne's  Form 8-K filed with the  Securities and
Exchange  Commission  (the  "SEC")  on  November  28,  2006  and  its
Schedule 13E-3/A filed with the SEC on December 15, 2006.

Item 5.       Interest in Securities of the Issuer.

     (a) The aggregate  percentage of shares of Common Stock reported owned  by the  Reporting  Persons  herein  is based  upon  42,795,963 shares of Common Stock  outstanding,  as reported in the  Information
Statement/Proxy Statement filed by Metaldyne on November 29, 2006.

     BBC   currently   holds   769,231   shares  of   Common   Stock,
representing  1.8% of the  Company's  outstanding  shares  of  Common
Stock.

     BBI  may be  deemed  to  indirectly  beneficially  hold  769,231
shares  of  Common   Stock,   representing   1.8%  of  the  Company's
outstanding shares of Common Stock.

     PEPII   currently   holds   118,343   shares  of  Common  Stock,
representing 0.3% of Metaldyne's outstanding shares of Common Stock.

     BACA may be  deemed  to  indirectly  beneficially  hold  118,343 shares of Common Stock,  representing 0.3% of Metaldyne's outstanding shares of Common Stock.

     NB  Holdings  may be  deemed  to  indirectly  beneficially  hold
118,343  shares of Common  Stock,  representing  0.3% of  Metaldyne's outstanding shares of Common Stock.

     BAC  may be  deemed  to  indirectly  beneficially  hold  887,574 shares of Common Stock,  representing 2.1% of Metaldyne's outstanding shares of Common Stock.

     BBC and PEPII and the Other  Entities,  by virtue of being party to the stock  purchase  agreements  described  more  fully in Item 4,
BBI,  by virtue  of being  parent  to BBC,  BACA,  by virtue of being manager of PEPII,  NB  Holdings,  by virtue of being  parent to BACA, and BAC,  by virtue of being  parent to BBI and NB  Holdings,  may be considered  members of a "group"  within the meaning of Section 13(d)
of the  Securities  Exchange Act of 1934,  as amended (the  "Exchange
Act").  As a result,  each  Reporing  Person  may be  deemed,  in its capacity  as a member of a  "group,"  to  beneficially  own shares of
Common Stock attributable to the Other Entities.

     Each Reporting  Person  declares that neither the filing of this
Statement  nor  anything  herein  shall be  construed as an admission that  such  person  is,  for the  purposes  of  Section  13(d) of the
Exchange  Act or any  other  purpose,  the  beneficial  owner  of any securities held by the Other Entities.

     (b) BBC has  sole  power,  and BBI may be  deemed  to have  sole power,  to vote  769,231  shares of Common  Stock and to  dispose  of
769,231  shares of Common  Stock.  BBC,  by virtue of being  party to the stock  purchase  agreements  described  more fully in Item 4, and
BBI, by virtue of its being the parent of BBC,  may be deemed to have shared  power to vote those shares of Common  Stock  attributable  to the Other Entities.

     PEPII has sole power,  and BACA and NB Holdings may be deemed to have sole  power,  to vote  118,343  shares  of  Common  Stock and to dispose  of  118,343  shares of  Common  Stock.  PEPII,  by virtue of being party to the stock purchase agreements  described more fully in
Item 4, BACA,  by virtue of its being the  manager  of PEPII,  and NB
Holdings,  by virtue of its being the  parent of BACA,  may be deemed
to  have  shared   power  to  vote  those   shares  of  Common  Stock
attributable to the Other Entities.

     BAC may be deemed to have sole power to vote  887,574  shares of
Common  Stock and to dispose of 887,574  shares of Common  Stock.  By virtue of being  parent to NB Holdings  and BBI, BAC may be deemed to have shares power to vote those  shares of Common Stock  attributable to the Other Entities.

     (c) Except as described in Items 3, 4 and 6 herein,  none of the
Reporting  Persons  and,  to  the  best  of  the  Reporting  Person's knowledge,  none of the executive officers and directors set forth on
Annex A has effected any other  transaction in shares of Common Stock during the past 60 days.

     (d) No other  person is known by the  Reporting  Persons to have the right to  receive or power to direct  the  receipt  of  dividends from, or the proceeds from the sale of the Common Stock  beneficially owned by, the Reporting Persons.

     (e) Not applicable.

Item 6.  Contracts,  Arrangements  Understandings  or  Relationships
         with Respect to Securities of the Issuer.

      (a)   Stock Purchase Agreement

     BBC and PEPII entered into the Amended Stock Purchase  Agreement as of November  27,  2006  pursuant  to which the  Principal  Company
Stockholders,  including BBC and PEPII, have agreed to reinvest their
Merger proceeds in common stock of Asahi Tec in a private  placement.
In addition,  two Preferred  Stockholders have entered into preferred stock  purchase  agreements,  which have been amended and restated as of  November  27,  2006,  pursuant  to  which  such  holders  of  the
Company's  preferred  stock have agreed to reinvest their proceeds in
Asahi Tec convertible preferred stock in a private placement.

     The price at which the Principal  Company  Stockholders  and the
Preferred  Stockholders  will purchase  Asahi Tec common stock in the private  placements  is based on a  discount  to the  Signing  Common
Price.   This   discount   reflects   the  lesser  per  share  merger
consideration  to be received by the Principal  Company  Stockholders relative  to the 3%  Minority  Stockholders  (without  regard  to any potential  increase  payable  to the 3%  Minority  Stockholders  as a result of  improvements  in the Closing  Common Price relative to the
Signing  Common  Price).  In  addition,   certain   Heartland-related
entities have agreed to purchase $15 million of additional  shares of
Asahi  Tec for  cash on the same  basis to  finance  the  Merger  and related transactions.  Such entities offered this investment on a pro rata  basis to the other  Principal  Company  Stockholders,  and such offer has expired.  None of the other Principal Company  Stockholders will be receiving such additional shares pursuant to the offer.

      (b) Asahi Tec Stockholders Agreement

     The  Principal  Company  Stockholders,  including BBC and PEPII, have  entered  into an amended and  restated  stockholders  agreement
(the  "Stockholders  Agreement") with Asahi Tec and RHJI, dated as of
November 27, 2006,  attached  hereto as Exhibit C,  pursuant to which the Principal Company  Stockholders are subject to limitations on the transfer of Asahi Tec common stock. The  Stockholders  Agreement also provides  entitles  the  Principal  Company  Stockholders  to English language  versions of  documents  containing  financial  and business information.  Finally,  pursuant  to the  terms  of the  Stockholders
Agreement,  the  Principal  Company  Stockholders  have agreed not to transfer  any Asahi Tec  common  stock  subject  to the  Stockholders
Agreement  without the  written  consent of RHJI until the earlier of
(i) the  consummation  of the  first  private  placement  of  capital shares by Asahi Tec to  institutional  investors (the  "Institutional
Offering"),  or (ii) the  expiration of a period of 90 days following the  consummation  of the Merger (the "Initial  Restricted  Period").
Furthermore,  for a period of 180 days  following the closing of both of the  Institutional  Offering and the first primary public offering of  Asahi  Tec  capital  shares  (the  "Offering"),  or such  shorter lock-up period as the applicable  underwriters  of the  Institutional
Offering  or  the  Offering  may  require,   the  principal   company
stockholders  may not transfer any Asahi Tec common stock  subject to the  Stockholders  Agreement (the "Offering  Restricted  Period" and,
together  with  the  Initial   Restricted   Period,  the  "Restricted
Period");  provided,  however, that no Restricted Period shall extend more than 24 months from the consummation of the Merger.

      (c)   Metaldyne Shareholders Agreement

     On November 28, 2000, in connection  with the  Recapitalization,
BBC,  PEPII and certain  other  parties  entered into a  Shareholders
Agreement  with  Metaldyne  and  certain  other  holders of shares of
Common  Stock,  pursuant  to which:  (a) BBC and PEPII  were  granted
preemptive   rights  with  respect  to  future  issuances  of  equity
securities by the Issuer or  subsidiaries  of the Issuer  (subject to certain  exceptions);  (b) BBC and PEPII  agreed  that its  shares of
Common  Stock would be subject to certain  restrictions  on transfer;
(c) BBC and PEPII were granted  certain rights to obtain  information
regarding  the  business  and   operations  of  Metaldyne;   and  (d)
Metaldyne  granted  BBC and PEPII  customary  demand  and  piggy-back registration rights.

Item 7.  Exhibits.

     (A) Amended and Restated  Stock Purchase  Agreement,  dated as of
November  27, 2006,  among Asahi Tec  Corporation  and the  Purchasers listed on  Schedule I thereto  (incorporated  herein by  reference  to
Exhibit  (d)(3) of the Metaldyne  Schedule 13E-3 filed with the SEC on
November   29,   2006   (File   No.    005-35355,    Accession    Nos.
0001047469-06-014589)).

      (B)     Amended and Restated Shareholder's  Agreement,  dated as
of  November  27,  2006,  among  RHJI   International  SA,  Asahi  Tec
Corporation,   and  the  Principal  Company   Shareholders  listed  on
Schedule I  thereto  (incorporated  herein  by  reference  to  Exhibit
(d)(2)  of  the  Metaldyne  Schedule  13E-3  filed  with  the  SEC  on
November   29,   2006   (File   No.    005-35355,    Accession    Nos.
0001047469-06-014589)).

     (C)  Shareholders  Agreement,  dated as of November 28, 2000,  by and  among  Metaldyne  and the  other  parties  thereto  (incorporated herein by reference to Exhibit 3 of the  Metaldyne  Schedule 13D filed with the SEC on December 8, 2000 (File No.  005-35355,  Accession Nos.
0000950172-00-002002)).

     (D) Joint Filing  Agreement,  dated as of December  18, 2006,  by and among the Reporting Persons.

                              Signature

After reasonable  inquiry and to the best of my knowledge and belief,
I certify that the  information  set forth in this statement is true, complete and correct.

Dated:  December 18, 2006

                           BANK OF AMERICA CORPORATION
                           NB HOLDINGS CORPORATION

                           By: /s/ Charles F. Bowman
                           Name: Charles F. Bowman
                           Title: Senior Vice President

                           BANK OF AMERICA CAPITAL ADVISORS LLC
                           PRIVATE EQUITY PORTFOLIO FUND II, LLC

                           By: /s/ James D. Bowden
                           Name: James D. Bowden
                           Title: Managing Director

                           BANCBOSTON INVESTMENTS INC.
                           BANCBOSTON CAPITAL INC.

                           By: /s/ Matthew G. Frazier
                           Name: Matthew G. Frazier
                           Title: Vice President

                                                            Exhibit D

                       JOINT FILING AGREEMENT

     In  accordance with  Rule 13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  each of the persons  named below agrees to the joint filing of a Statement on Schedule 13D  (including amendments  thereto)  with  respect  to the common  stock,  $1.00 par value per share, of Metaldyne  Corporation,  a Delaware  corporation, and further  agrees that this Joint  Filing  Agreement be included as an  exhibit to such  filings;  provided,  that,  as  contemplated  by
Section 13d-1(k)(1)(ii),  no  person  shall  be  responsible  for the completeness  or accuracy  of the  information  concerning  the other persons making the filing,  unless such person knows or has reason to believe that such information is inaccurate.

     IN WITNESS  WHEREOF,  the  undersigned  has duly  executed  this
Joint Filing Agreement as of this 18th day of December, 2006.

                           BANK OF AMERICA CORPORATION
                           NB HOLDINGS CORPORATION

                           By: /s/ Charles F. Bowman
                           Name: Charles F. Bowman
                           Title: Senior Vice President

                           BANK OF AMERICA CAPITAL ADVISORS LLC
                           PRIVATE EQUITY PORTFOLIO FUND II, LLC

                           By: /s/ James D. Bowden
                           Name: James D. Bowden
                           Title: Managing Director

                           BANCBOSTON INVESTMENTS INC.
                           BANCBOSTON CAPITAL INC.

                           By: /s/ Matthew G. Frazier
                           Name: Matthew G. Frazier
                           Title: Vice President

                                                              Annex A

Bank of America Corporation

Addresses:  Each of the  following  executive  officers and directors can be reached c/o:  Bank of America  Corporation,  100 Tryon Street,
Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

The  following  table  sets  forth the name,  business  address,  and present  principal  occupation of each executive officer and director of Bank of America Corporation.

---------------------------------------------------------
     Name       Position with     Principal Occupation
                Bank of America
---------------------------------------------------------
---------------------------------------------------------
Kenneth     D. Chairman,   Chief Chairman,         Chief
Lewis          Executive         Executive  Officer  and
               Officer,          President  of  Bank  of
               President     and America Corporation
               Director
---------------------------------------------------------
---------------------------------------------------------
Liam E. McGee  President,        President,       Global
               Global   Consumer Consumer    and   Small
               and         Small Business   Banking   of
               Business Banking  Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Brian       T. President,        President,       Global
Moynihan       Global     Wealth Wealth  and  Investment
               and    Investment Management  of  Bank of
               Management        America Corporation
---------------------------------------------------------
---------------------------------------------------------
R.      Eugene President,        Vice          Chairman,
Taylor         Global  Corporate President,       Global
               and    Investment Corporate           and
               Banking           Investment  Banking  of
                                 Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Alvaro  G.  De Chief   Financial Chief         Financial
Molina         Officer           Officer   of   Bank  of
                                 America Corporation
---------------------------------------------------------
---------------------------------------------------------
Amy      Woods Global       Risk Global  Risk  Executive
Brinkley       Executive         of  Bank   of   America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
Barbara     J. Global            Global      Technology,
Desoer         Technology,       Service             and
               Service       and Fulfillment   Executive
               Fulfillment       of  Bank   of   America
               Executive         Corporation
---------------------------------------------------------
---------------------------------------------------------
William        Director          Chairman,     President
Barnet, III                      and   Chief   Executive
                                 Officer  of The  Barnet
                                 Company
---------------------------------------------------------
---------------------------------------------------------
Frank       P. Director          Former        Executive
Bramble, Sr.                     Officer     of     MBNA
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
John        T. Director          Chief         Executive
Collins                          Officer of The  Collins
                                 Group, Inc.
---------------------------------------------------------
---------------------------------------------------------
Gary        L. Director          Chairman   Emeritus  of
Countryman                       Liberty Mutual Group
---------------------------------------------------------
---------------------------------------------------------
Tommy       R. Director          Retired        General,
Franks                           United States Army
---------------------------------------------------------
---------------------------------------------------------
Paul Fulton    Director          Chairman   of   Bassett
                                 Furniture   Industries,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Charles     K. Director          Former    Chairman   of
Gifford                          Bank     of     America
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
W.      Steven Director          Dean  of  Kenan-Flagler
Jones                            Business        School,
                                 University   of   North
                                 Carolina at Chapel Hill
---------------------------------------------------------
---------------------------------------------------------
Monica Lozano  Director          Publisher   and   Chief
                                 Executive   Officer  of
                                 La Opinion
---------------------------------------------------------
---------------------------------------------------------
Walter      E. Director          President  of Morehouse
Massey                           College
---------------------------------------------------------
---------------------------------------------------------
Thomas J. May  Director          Chairman  of  President
                                 and   Chief   Executive
                                 Officer, NSTAR
---------------------------------------------------------
---------------------------------------------------------
Patricia    E. Director          President   and   Chief
Mitchell                         Executive   Officer  of
                                 The      Museum      of
                                 Television and Radio
---------------------------------------------------------
---------------------------------------------------------
Thomas M. Ryan Director          Chairman,     President
                                 and   Chief   Executive
                                 Officer      of     CVS
                                 Corporation
---------------------------------------------------------
---------------------------------------------------------
O.      Temple Director          Chairman     of     the
Sloan, Jr.                       International    Group,
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Meredith    R. Director          Director     of    C.D.
Spangler                         Spangler   Construction
                                 Company,   Chairman  of
                                 the   Board   of   C.D.
                                 Spangler    Foundation,
                                 Trustee  of   Wellesley
                                 College     Board    of
                                 Trustees
---------------------------------------------------------
---------------------------------------------------------
Robert      L. Director          Chairman     and    CEO
Tillman                          Emeritus    of   Lowe's
                                 Companies, Inc.
---------------------------------------------------------
---------------------------------------------------------
Jackie M. Ward Director          Retired   Chairman/CEO,
                                 Computer     Generation
                                 Incorporated
---------------------------------------------------------

BancBoston Capital Inc.

Addresses:  Each of the  following  executive  officers and directors can be reached c/o:  Bank of America  Corporation,  100 Tryon Street,
Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

The  following  table  sets  forth the name,  business  address,  and present  principal  occupation of each executive officer and director of BancBoston Capital Inc.:

---------------------------------------------------------
     Name       Position with     Principal Occupation
                  BancBoston
                 Capital Inc.:
---------------------------------------------------------
---------------------------------------------------------
J.    Chandler Chairman  of  the Treasurer,    Bank   of
Martin         Board             America Corporation
---------------------------------------------------------
---------------------------------------------------------
Edward      J. President     and Executive          Vice
McCaffrey      Managing Director President,    Bank   of
                                 America,       National
                                 Association
---------------------------------------------------------
---------------------------------------------------------
Jeffrey     M. Managing Director Managing      Director,
Atkins                           Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Erick       C. Managing Director Managing      Director,
Christensen                      Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
William     B. Managing Director Managing      Director,
Franklin                         Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Maia        D. Managing Director Managing      Director,
Heymann                          BancBoston  Investments
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Roy K. Moyer   Managing Director Managing      Director,
                                 Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Michael     J. Managing Director Managing      Director,
Hornig                           Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Robert      W. Managing Director Managing      Director,
Long, Jr.                        Banc     of     America
                                 Securities LLC
---------------------------------------------------------
---------------------------------------------------------
Timothy     H. Managing Director Managing      Director,
Robinson                         BancBoston  Investments
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Fernando    I. Managing Director Managing      Director,
Vazquez                          Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Jason       C. Principal         Principal,    Banc   of
Cipriani                         America      Securities
                                 LLC,      and     Chief
                                 Financial      Officer,
                                 Banc     of     America
                                 Strategic   Investments
                                 Group
---------------------------------------------------------
---------------------------------------------------------
M. Ann O'Brien Managing          Managing      Director,
               Director          Bank    of     America,
                                 National Association
---------------------------------------------------------

BancBoston Investments Inc.

Addresses:  Each of the following  executive  officers can be reached
c/o: Bank of America  Corporation,  100 Tryon Street,  Floor 25, Bank
of America Corporate Center, Charlotte, NC 28255.

The  following  table  sets  forth the name,  business  address,  and present  principal  occupation of each executive officer and director of BancBoston Investments Inc.:

---------------------------------------------------------
     Name       Position with     Principal Occupation
                  BancBoston
               Investments Inc.:
---------------------------------------------------------
---------------------------------------------------------
J.    Chandler Chairman  of  the Treasurer,    Bank   of
Martin         Board             America Corporation
---------------------------------------------------------
---------------------------------------------------------
Edward      J. President     and Executive          Vice
McCaffrey      Managing Director President,    Bank   of
                                 America,       National
                                 Association
---------------------------------------------------------
---------------------------------------------------------
Jeffrey     M. Managing Director Managing      Director,
Atkins                           Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Erick       C. Managing Director Managing      Director,
Christensen                      Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
William     B. Managing Director Managing      Director,
Franklin                         Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Maia        D. Managing Director Managing      Director,
Heymann                          BancBoston  Investments
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Roy K. Moyer   Managing Director Managing      Director,
                                 Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Michael     J. Managing Director Managing      Director,
Hornig                           Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Robert      W. Managing Director Managing      Director,
Long, Jr.                        Banc     of     America
                                 Securities LLC
---------------------------------------------------------
---------------------------------------------------------
Timothy     H. Managing Director Managing      Director,
Robinson                         BancBoston  Investments
                                 Inc.
---------------------------------------------------------
---------------------------------------------------------
Fernando    I. Managing Director Managing      Director,
Vazquez                          Bank    of     America,
                                 National Association
---------------------------------------------------------
---------------------------------------------------------
Jason       C. Principal         Principal,    Banc   of
Cipriani                         America      Securities
                                 LLC,      and     Chief
                                 Financial      Officer,
                                 Banc     of     America
                                 Strategic   Investments
                                 Group
---------------------------------------------------------
---------------------------------------------------------
M. Ann O'Brien Managing          Managing      Director,
               Director          Bank    of     America,
                                 National Association
---------------------------------------------------------

Private Equity Portfolio Fund II, LLC

Private   Equity   Portfolio  Fund  II,  LLC  PEPII  is  managed  and
controlled by Bank of America Capital Advisors LLC.

Addresses:  Bank of America  Capital  Advisors LLC can be reached at:
100 Federal Street, Boston Massachusetts 02110.

Bank of America Capital Advisors LLC

Addresses:  The following  executive officer can be reached c/o: Bank
of  America  Capital   Advisors  LLC,  100  Federal  Street,   Boston
Massachusetts 02110.

The  following  table  sets  forth the name,  business  address,  and present  principal  occupation of each executive officer and director of Bank of America Capital Advisors LLC:

---------------------------------------------------------
     Name       Position with     Principal Occupation
               Bank of America
               Capital Advisors
                     LLC:
---------------------------------------------------------
---------------------------------------------------------
Daniel      S. President         Managing      Director,
McNamara                         Bank    of     America,
                                 National Association
---------------------------------------------------------

                                                              Annex B

BANK OF AMERICA  CORPORATION ("BANK OF AMERICA") ENTERED INTO A CIVIL
SETTLEMENT  AGREEMENT  WITH THE NEW YORK COUNTY  (NEW YORK)  DISTRICT
ATTORNEY ON SEPTEMBER 28, 2006.  THE AGREEMENT  PROVIDES  THAT,  FROM
ABOUT  2002 TO 2004,  BANK OF  AMERICA  HAD  DEFICIENCIES  IN CERTAIN
INTERNAL   ANTI-MONEY   LAUNDERING   CONTROLS  AND  FAILED  TO  REACT
APPROPRIATELY  TO THE RISK  PRESENTED BY CERTAIN SOUTH AMERICAN MONEY
SERVICES BUSINESS  CUSTOMERS,  WHO MOVED FUNDS ILLEGALLY THROUGH BANK
OF AMERICA.  THE  AGREEMENT  REQUIRES BANK OF AMERICA TO MAKE A TOTAL
PAYMENT OF $7.5 MILLION,  TO COOPERATE WITH THE DISTRICT  ATTORNEY IN
ONGOING  INVESTIGATIONS,   AND  TO  ABIDE  BY  ANTI-MONEY  LAUNDERING
CHANGES RECOMMENDED BY BANK OF AMERICA'S REGULATORS.

THE BOARD OF GOVERNORS OF THE FEDERAL  RESERVE SYSTEM AND THE RESERVE
BANK  REVIEWED  CERTAIN  ACTIVITIES  OF BANK OF AMERICA'S  WEALTH AND
INVESTMENT  MANAGEMENT  GROUP.  THE RESERVE BANK RAISED CONCERNS THAT
BANK OF AMERICA AND ITS  SUBSIDIARIES  DID NOT ADEQUATELY  ASSESS THE
LEGAL AND  REPUTATIONAL  RISKS POSED BY CERTAIN  MUTUAL FUND  TRADING
ACTIVITIES  AND  ADDRESS  FLAWS IN  COMPLIANCE  AND  RISK  MANAGEMENT
PERTAINING TO THE ASSET MANAGEMENT LINES OF BUSINESS.  FOLLOWING THAT
REVIEW,  THE BANK AND THE RESERVE BANK  EXECUTED A WRITTEN  AGREEMENT
TO ENSURE THAT THE BANK AND ITS  SUBSIDIARIES  MAKE PROGRESS IN THEIR
EFFORTS TO ADOPT AND IMPLEMENT  NUMEROUS  CORRECTIVE ACTIONS AND BEST
PRACTICE  RECOMMENDATIONS.  BANK OF AMERICA HAS AGREED TO CONTINUE TO
TAKE  STEPS  TO  ADOPT  AND  IMPLEMENT  CORRECTIVE  ACTIONS  AND BEST
PRACTICE  RECOMMENDATIONS  OF  THE  INDEPENDENT  CONSULTANTS  AND  TO
ENHANCE THE  ENTERPRISE-WIDE  COMPLIANCE PROGRAM TO ENSURE COMPLIANCE
WITH ALL APPLICABLE LAWS AND  REGULATIONS,  INCLUDING BUT NOT LIMITED
TO SECURITIES LAWS AND REGULATIONS  INCLUDING,  AMONG OTHER THINGS, A
PROCESS  FOR  RESOLVING  OR  ESCALATING  COMPLIANCE  ISSUES,  ONGOING
TRAINING ON POLICIES  AND  PROCEDURES  FOR  COMPLIANCE  WITH LAWS AND
REGULATIONS   FOR   CERTAIN   STAFF  OF  BANK  OF  AMERICA   AND  ITS
SUBSIDIARIES,  ENSURE PROCESSES FOR AN ENHANCED  APPROVAL PROCESS FOR
NEW  CLIENTS,  NEW  OR  UNIQUE  INVESTMENT   PRODUCTS,   SERVICES  OR
TRANSACTIONS,  AND MATERIAL CHANGES TO EXISTING PRODUCTS OR SERVICES,
PROCEDURES  TO ENSURE  THOROUGH  ASSESSMENT  OF RISKS,  POLICIES  AND
PROCEDURES  TO  ENSURE   PRODUCTS,   SERVICES  AND  ARRANGEMENTS  ARE
CONSISTENT  WITH  BUSINESS  EXPERTISE,  STRATEGY  AND  APPROVED  RISK
PROFILE,  PROCEDURES  FOR  INTERNAL  AUDIT,  MECHANISMS  FOR PERIODIC
REVIEWS,  MONITORING OF ENTERPRISE-WIDE ADOPTION AND EXECUTION OF NEW
POLICIES AND PROCEDURES AND OTHER  RECOMMENDATIONS OF THE INDEPENDENT
CONSULTANTS, AND SUBMISSION OF PROGRESS REPORTS TO RESERVE BANK.

THE  SECURITIES  AND  EXCHANGE  COMMISSION  (THE "SEC") FOUND THAT IN
1997 AND 1998, BANKAMERICA CORPORATION  ("BANKAMERICA"),  PREDECESSOR
OF BANK OF AMERICA,  VIOLATED  VARIOUS  EXCHANGE ACT  ACCOUNTING  AND
REPORTING  PROVISIONS  WITH  RESPECT TO A BUSINESS  ALLIANCE  BETWEEN
BANKAMERICA  AND  D.E.  SHAW  SECURITIES   GROUP,  L.P.  AND  RELATED
ENTITIES.  ON  JULY  30,  2001,  WITHOUT  ADMITTING  OR  DENYING  THE
ALLEGATIONS,  CHARGES OR FINDINGS, BANK OF AMERICA CONSENTED TO ENTRY
OF AN  ADMINISTRATIVE  ORDER  PROVIDING THAT IT CEASE AND DESIST FROM
COMMITTING  OR CAUSING  ANY FUTURE  VIOLATIONS  OF THE  EXCHANGE  ACT
ACCOUNTING AND REPORTING  PROVISIONS CITED IN THE SEC'S  ALLEGATIONS.
ON JULY 30, 2001,  THE SEC FOUND THAT, IN 1997 AND 1998,  BANKAMERICA
(I)  INCORRECTLY  ACCOUNTED  FOR A FINANCIAL  RELATIONSHIP,  AND (II)
MADE  INADEQUATE  DISCLOSURES  RELATED TO RISK IN EXCHANGE ACT REPORT
FILINGS WITH THE SEC, IN  CONNECTION  WITH A BUSINESS  ALLIANCE  WITH
D.E. SHAW SECURITIES GROUP,  L.P. AND RELATED  ENTITIES.  ON THE SAME
DATE, WITHOUT ADMITTING OR DENYING THE SEC'S ALLEGATIONS,  CHARGES OR
FINDINGS,  BANK OF AMERICA  CONSENTED  TO ENTRY OF AN  ADMINISTRATIVE
ORDER  PROVIDING THAT IT CEASE AND DESIST FROM  COMMITTING OR CAUSING
ANY FUTURE  VIOLATIONS OF THE EXCHANGE ACT  ACCOUNTING  AND REPORTING
PROVISIONS CITED IN THE SEC'S ALLEGATIONS.